Exhibit 99.1

ANGLO-CANADIAN URANIUM CORP.

Financial Statements
October 31, 2007

(Unaudited - Prepared by Management)

Anglo-Canadian Uranium Corp
1150 – 355 Burrard Street
Vancouver, B.C.
V6C 2G8

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

Yours truly,

“Len Harris”

Len Harris
President

ANGLO-CANADIAN URANIUM CORP.
Consolidated Balance Sheets
(Unaudited – Prepared by Management)

	October 31	July 31
	2007	2007

Assets

Current
Cash	$2,966,481	$4,070,063
Accounts receivable	127,596	104,915
Prepaid expenses	11,901	11,901
	3,105,978	4,186,879

Mineral Interests (notes 3)	5,038,415	4,207,181
Equipment (note 4)	12,646	13,442

	$8,157,039	$8,407,502

Liabilities

Current
Accounts payable and accrued liabilities	$42,902	$285,465
Due to related party (note 5)	10,514	10,514

	53,416	295,979

Shareholders’ Equity

Capital Stock (note 6)	15,924,379	15,771,879
Contributed Surplus (note 6(e))	1,138,725	987,142
Share Subscriptions	(12,515)	(12,515)
Deficit	(8,946,966)	(8,634,983)

	8,103,623	8,111,523

	$8,157,039	$8,407,502

Approved on behalf of the Board:

“Leonard Harris”	“David Hudson”
Director		Director
Leonard Harris	David Hudson

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.
Consolidated Statements of Operations and Deficit
For the three months ended October 31, 2007 and 2006
(Unaudited – Prepared by Management)

	2007	2006

Expenses
Amortization	$916	$460
Consulting	23,550	22,216
Filing fees	8,442	31,400
Interest and bank charges	535	298
Management fee	39,000	25,500
Marketing and communications	44,879	11,782
Office and general	16,465	1,260
Printing	-	404
Professional fees	13,574	36,914
Promotion and travel	16,927	21,539
Rent, net of recovery	1,028	(2,746)
Stock based compensation	151,583	162,757
Telephone	2,193	1,248
	(319,092)	(313,032)
Property Expenditure	(8,344)	-
Foreign Exchange Loss	(8,896)	-
Interest income	24,349	13,058

Net Loss for the Period	(311,983)	(299,974)

Deficit, Beginning of Period	(8,634,983)	(7,616,428)

Deficit, End of Period	(8,946,966)	(7,916,402)

Loss Per Share	($0.01)	($0.01)

Weighted Average Number of Common Shares Outstanding	39,226,178	28,842,007

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.
Consolidated Statements of Cash Flows
For the three months ended October 31, 2007 and 2006
(Unaudited – Prepared by Management)

	2007	2006

Operating Activities
Net loss for the period	$(311,983)	$(299,974)
Items not involving cash
Amortization	916	460
Stock based compensation	151,583	162,757
	(159,484)	(136,757)

Changes in non-cash working capital
Accounts receivable	(22,681)	(5,457)
Prepaid expenses	-	(1,922)
Accounts payable and accrued liabilities	(242,563)	730

Cash Used in Operating Activities	(424,728)	(143,406)

Investing Activities
Purchase of furniture and equipment	(120)	(6,805)
Investment in and expenditures on mineral interests	(678,734)	(367,826)

Cash Used in Investing Activities	(678,854)	(374,631)

Financing Activities
Issuance of shares	-	3,160,455
Repayments to related party	-	8,500
Share subscriptions	-	(12,625)

Cash Provided by Financing Activities	-	3,156,330

Inflow (outflow) of Cash	(1,103,582)	2,638,293

Cash, Beginning of Period	4,070,063	919,635

Cash, End of Period	$2,966,481	$3,557,928

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
For the quarter ended October 31. 2007
(Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of natural resource properties.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements is the same as those described in the annual financial statements and the notes thereto for the year ended July 31, 2007. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended July 31, 2007.

	(b)	New Accounting Policies

Effective August 1, 2007, the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement and Section 3861 Financial Instruments – Disclosure and Presentation. These new Handbook sections, which apply to fiscal years beginning on or after August 1, 2007, provide requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but are excluded from net income calculated in accordance with Canadian Generally Accepted Accounting Principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet either at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The adoption of these new standards had no impact on the Company’s accounts and deficit position as at August 1, 2007. Prior period financial statements are not revised for the adoption of the new standards.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
For the quarter ended October 31, 2007
(Unaudited – Prepared by Management)

3.	MINERAL INTERESTS

	Otish				Lucky					Skoonka
	Mtn.	Charles	Stirrup	Kert	Boy	Locuist	Zeus	Durango	Big Mac	Creek	Tomcat	Holley
	Quebec	Quebec	BC	Quebec	BC	USA	BC	Mexico	Quebec	B.C.	USA	USA

Balance July 31, 2006	$1	$5,000	$231,444	$-	$154,449	$220,565	$117,940	$1	$92,500	$170,231	$-	$-
Acquisition costs	-	-	-	-	-	-	-	-	-	44,500	67,652	229,600
Assessment, renewal	-	-	-	-	-	2,513	-	-	-	-	10,200	119,983
Geological data	-	-	-	-	-	-	5,954	-	158,117	101,461	-
Bond	-	-	2,500	-	-	-	-	-	-	-	-
Drilling	-	-	57,530	-	-	-	-	-	-	-	-	-
Field expenses	-	-	3,825	-	-	-	-	-	54,176	1,936	-	-
Geological consulting	-	-	-	3,172	-	-	-	-	9,325	7,081	-	-
Laboratory	-	-	-	-	-	-	-	-	-	798	-	-
Write-down of property costs	-	-	-	(3,172)	-	-	-	-	-		-	-
Balance, July 31, 2007	1	5,000	295,299	-	154,449	223,078	123,894	1	314,118	326,007	77,852	349,583

Acquisition costs	-	-	-	-	-	-	-	-	-	-	-	-
Assessment, renewal	-	15,160	18,796	-	469	-	-	-	9,850	-	-	-
Bond	-	-	-	-	-	-	-	-	-	-	-	-
Camp costs	-	-	44,848	-	-	-	-	-	-	-	-	-
Drilling	-	-	158,140	-	-	-	-	-	-	-	-	-
Field expenses	-	-	2,886	-	-	-	-	-	19,346	1,217	-	-
Geological consulting	-	-	15,227	-	-	-	-	-	103,526	-	-	-
Laboratory	-	-	-	-	-	-	-	-	-	-	-	-
Write-down of property costs	-	-	-	-	-	-	-	-	-	-	-
Total additions during the period	-	15,160	239,897	-	469	-	-	-	132,722	1,217	-	-

Balance, October 31, 2007	$1	$20,160	535,196	-	154,918	223,078	123,894	$1	446,840	327,224	77,852	349,583

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
For the quarter ended October 31, 2007
(Unaudited – Prepared by Management)

3.       MINERAL INTERESTS (Continued)

		Spider				Wild	Eula Belle				Gunfighter/
	Gunslinger	Rock	O8	Princeton	Beaver	Steer	King	Dragon	Joseph	Rim Rock	Lonestar
	USA	USA	USA	BC	USA	USA	USA	USA	USA	USA	USA	Total

Balance July 31, 2006	$-	$150,500	$-	$-	$-	$-	$-	$-	$-	$-	$-	1,142,631
Acquisition costs	52,200	45,200	181,120	136,500	-	103,400	174,800	23,365	284,802	59,435	-	1,404,574
Assessment, renewal	10,200	24,293	-	-	-	14,093	20,400	-	24,294	-	-	225,976
Geological data	28,175	-	-	-	-	-	48,885	5,865	-	-	-	348,457
Bond	-	-	-	-	-	-	-	-	-	-	-	2,500
Drilling	-	-	-	391,024	-	-	-	-	-	-	-	448,554
Field expenses	-	-	-	327,310	-	-	16,800	-	-	-	-	404,047
Geological consulting	-	-	-	183,935	335	-	-	-	-	-	-	203,848
Laboratory	-	-	-	28,968	-	-	-	-	-	-	-	29,766
Write-down of property costs	-	-	-	-	-	-	-	-	-	-	-	(3,172)
Balance, July 31, 2007	90,575	219,993	181,120	1,067,737	335	117,493	260,885	31,230	309,096	59,435	-	$4,207,181

Acquisition costs	-	-	-	55,500	-	31,000	66,000	-	-	-	-	152,500
Assessment, renewal	-	-	28,625	-	6,250	20,000	85,810	-	-	-	60,000	244,960
Geological data	-	-	-	-	-	-	-	-	-	-	-	-
Bond	-	-	-	-	-	-	-	-	-	-	-	-
Camp costs	-	-	-	-	-	-	-	-	-	-	-	44,848
Drilling	-	-	-	9,180	-	-	-	-	-	-	-	167,320
Field expenses	-	-	-	584	-	-	3,446	-	3,447	-	-	30,926
Geological consulting	-	-	-	70,302	-	-	-	-	-	-	-	189,055
Laboratory	-	-	-	1,625	-	-	-	-	-	-	-	1,625
Write-down of property costs	-	-	-	-	-	-	-	-	-	-	-	-
Total additions during period	-	-	28,625	137,191	6,585	51,000	155,256	-	3,447	-	60,000	831,234

Balance, October 31, 2007	90,575	219,993	209,745	1,204,928	6,585	168,493	416,141	31,230	312,543	59,435	60,000	5,038,415

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
For the quarter ended October 31, 2007
(Unaudited – Prepared by Management)

3.	MINERAL INTERESTS (Continued)

(a)	Otish Mountains, Quebec

These claims were purchased throughout the 2002 year-end as follows:

(i)	Purchase of a 50% interest in 60 mineral claims situated in the Otish Mountains Region of Quebec for a total fee of $3,000 (paid). These claims are subject to a 2% net smelter return ("NSR") payable to the owner of the other 50% interest in the claims.

(ii)	Purchase of a 100% interest in 53 mineral claims in the Otish Mountains Region upon completion of the following conditions:

	(a)	Payment of $5,300 due upon signing (paid);

	(b)	Payment of 25% of any cash received by the Company from a third party pursuant to any option agreement with the third party;

	(c)	Payment of one-third plus 10,000 of any shares received by the Company from the third party pursuant to any option agreement; and

	(d)	The agreement is subject to a 2% NSR, which can be purchased by the Company for a total of $1,000,000.

(iii)	Purchase of a 100% interest in 26 mineral claims in the Otish Mountains Region upon completion of the following conditions:

	(a)	Payment of $2,500 upon signing of the agreement (paid);

	(b)	$2,500 due 60 days after signing the agreement (paid);

	(c)	Issue 200,000 shares of the Company (issued); and

	(d)	The agreement is subject to a 2% NSR payable to the vendor.

(b)	Charles, Quabec

The Charles Property consists of 40 claims covering approximately 2,000 hectares in Quebec. The Company acquired its 100% interest in the property through staking.

(c)	Stirrup, British Columbia

On March 19, 2004, the Company entered into an option agreement to acquire an 85% interest in 13 contiguous mineral claims situated in the Clinton area in south-central British Columbia. The interest will be earned on completion of the following:

(i)	Cash payment of $10,000 (paid);

(ii)	Cash payment of $10,000 on March 22, 2005 (paid);

(iii)	Cash payment of $10,000 on March 22, 2006 (paid);

(iv)	Issuance of 300,000 shares of the Company as follows:

(a) 100,000 shares issued at a deemed price of $0.20 (issued);

(b) 100,000 shares on March 22, 2005 at a price of $0.20 (issued); and

(c) 100,000 shares on March 22, 2006 at a price of $0.42 (issued);

(v)	Issuance of 300,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vi)	The Company completing a diamond drilling program on the claims in the amount of $100,000 on or before March 22, 2005. Due to the unavailability of a drill rig, the diamond drilling program completion date was extended to December 15, 2005 (completed); and

(vii)	The Company will also pay a 2% NSR royalty, with the option of purchasing 1% back for $500,000. The Company has the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
For the quarter ended October 31, 2007
(Unaudited – Prepared by Management)

3.	MINERAL INTERESTS (Continued)

(d)	Durango, Mexico

The Company had a 28.675% interest in the Las Coloradas Joint Venture, which owns certain mineral exploration concessions located in Durango, Mexico as well as other mineral exploration concessions located in the surrounding area. No expenditures have been made on Las Coloradas Joint Venture since November 1997, hence the carrying value of the property was written down to $1 in 1999. During the year ended July 31, 2003, the Company issued 62,500 shares at a deemed price of $0.15 to increase its stake from 28.675% to 50%.

(e)	Kert, Quebec

On December 29, 2004, the Company entered into an option agreement to acquire a 100% interest in 17 mineral claims situated in Quebec. The interest will be earned on completion of the following:

(i)	Cash payment of $15,000 upon execution of the agreement (paid);

(ii)	Cash payment of $15,000 on the first anniversary date (December 29, 2005);

(iii)	Cash payment of $15,000 on the second anniversary date (December 29, 2006);

(iv)	Cash payment of $15,000 on the third anniversary date (December 29, 2007);

(v)	Issuance of 600,000 shares of the Company as follows:

(a) 150,000 shares issued at a deemed price of $0.15 (issued); and

(b) 150,000 shares on each of the first, second and third anniversary dates of this agreement;

(vi)	Issuance of 600,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vii)	The Company completing an exploration program on the claims in the amount of $70,000 on or before December 29, 2005, $150,000 in year two and a further $200,000 in year three; and

(viii)	The Company will also pay a 2% NSR royalty of which 1% can be purchased back for $1,000,000.

During the 2006 fiscal year, the Company abandoned the property with the investment being written off.

(f)	Lucky Boy, British Columbia

On March 17, 2005, the Company entered into an option agreement to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of south-central British Columbia.

The interest will be earned on completion of the following:

(i)	Cash payment of $10,000 upon execution of the agreement (paid);

(ii)	Issuance of 100,000 shares of the Company at a deemed price of $0.14 (issued);

(iii)	Issuance of 200,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(iv)	The Company completing an exploration program on the claims in the amount of $80,000 by March 17, 2006 (completed);

(v)	The Company completing an exploration program on the claims in the amount of $120,000 on or before March 17, 2008;

(vi)	The Company will pay a 2% NSR royalty, which can be bought out for $1,000,000 per percentage point; and

(vii)	The 5% interest owned by the optionors can be bought out for $1,000,000.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
For the quarter ended October 31, 2007
(Unaudited – Prepared by Management)

3.	MINERAL INTERESTS (Continued)

(g)	Locuist, USA

On November 22, 2005, the Company received approval on an option agreement to acquire a 100% interest in the East Canyon Wash Property located in San Juan County, Utah. On October 5, 2006, the Company amended the original agreement dated November 22, 2005. The interest will be earned on completion of the following:

(i)	A payment of US $35,000 (paid) upon TSX Venture Exchange acceptance of the agreement;

(ii)	The issuance of a total of 600,000 common shares of the Company upon TSX Venture Exchange acceptance of the agreement at a price of $0.30 (issued); and

(iii)	The Company will pay a 2% NSR royalty, which can be bought out for $100,000 per percentage point to a maximum of $200,000.

(h)	Zeus, British Columbia

On December 22, 2005, the Company received approval on a purchase agreement to acquire a 100% interest in the Zeus and Zeus #1 claims located in Lillooet, BC.

Consideration is a cash payment of $15,000 (paid) and the issuance of 350,000 common shares of the Company at a price of $0.28 (issued). The claims are subject to a 2% NSR and can be bought out for $500,000 per 1% NSR.

(i)	Skoonka Creek, British Columbia

On February 20, 2006, the Company received approval from the TSX Venture Exchange to acquire an option to earn a 100% interest in 96 claims covering 1,942 hectares known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims in the Skoonka Creek area of British Columbia.

The terms of agreement are as follows:

(i)	$20,000 cash (paid) upon TSX Venture Exchange approval and 100,000 treasury shares at a price of $0.63 (issued);

(ii)	$20,000 cash and 100,000 shares on the first anniversary date (February 20, 2007);

(iii)	$30,000 cash and 200,000 shares on the second anniversary date (February 20, 2008);

(iv)	$40,000 and 300,000 shares of the optionee three years from the approval date or at the election of the Company $300,000 instead of the 300,000 shares of the optionee; and

(v)	an additional 400,000 shares or at the election of the Company $600,000 cash upon the Company receiving a positive feasibility study and payable within six months of start of production. Vendors to retain a 2% NSR royalty. The Company has an option to purchase each 1% of the NSR for $1,000,000 at any time.

On March 21, 2006, the Company acquired seven more claim blocks adjoining the existing claims at Skoonka Creek near Lytton, BC. The claims were acquired for an additional $15,000 in cash (paid) and 100,000 treasury shares (issued), and become part of the option agreement.

(j)	Big Mac, Quebec

On February 22, 2006, the Company received, from the TSX Venture Exchange, acceptance for filing documentation in connection with a purchase agreement whereby the Company has acquired a 100% interest in 40 claims known as the Big Mac property located in the Otish basin area in the east-central region of Quebec. Consideration is $7,500 (paid) and 200,000 common shares at a price of $0.425 (issued).

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
For the quarter ended October 31, 2007
(Unaudited – Prepared by Management)

3.	MINERAL INTERESTS (Continued)

(k)	Spider Rock, USA

The TSX Venture Exchange has accepted for filing an assignment agreement, dated March 31, 2006, between the Company and Emerald Isle Investments, Ltd. (“Emerald Isle”), pursuant to which the Company has agreed to assume Emerald Isle's rights and obligations under an option agreement, dated February 9, 2006, between Emerald Isle as optionee and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado) as optionors. Pursuant to the underlying agreement, Emerald Isle acquired an option to acquire a 100% interest in the Spider Rock claims. The property comprises 4 mineral claims located in Dolores County and San Miguel County, Colorado. The property is an exploration-stage mineral resource property. In October 2006, the Company amended the original assignment agreement dated March 31, 2006.

The total consideration that must be paid by the Company pursuant to the agreement and the underlying agreement in order to earn a 100% interest in the property is as follows:

(i)	a cash payment of US $25,000 (paid) to Emerald Isle to reimburse Emerald Isle for payments made to date under the underlying agreement;

(ii)	a cash payment of US $17,500 (subsequently paid) to the optionors by October 27, 2006;

(iii)	the issuance of 200,000 to Emerald Isle at a price of $0.49 (issued) and 50,000 to the optionors at a price of $0.49 (issued); and

(iv)	the issuance of 40,000 shares at the price of $0.64 to the optionors by October 27, 2006 (issued).

(l)	Joseph, USA

During the year ended July 31, 2006, the TSX Venture Exchange has accepted for filling an option agreement, dated March 27, 2006, to acquire a 100% interest in 106 claims in the Bull canyon region of Colorado. Consideration is a cash payment of US $65,000 (paid) and the issuance of 300,000 common shares of the Company at a price of $0.55 (issued). A 2% NSR royalty will be payable. An additional payment of US$50,000 (paid) and 100,000 shares at a price of $0.47 (issued) was made at the first anniversary date.

(m)	O8, USA

During the year ended July 31, 2007, the Company received TSX approval on the purchase of a 100% interest in 95 uranium mineral claims situated in New Mexico. In consideration, the Company has paid US $26,000 and issued 200,000 common shares of the Company at the price of $0.76 per share. The claims are subject to a 2% NSR and the Company has the right, at any time, to purchase the NSR by paying $300,000 for each 1% NSR.

(n)	Princeton, British Columbia

During the year ended July 31, 2007, the Company received TSX approval on three purchase agreements to acquire a 100% interest in the Princeton claims located in the Similkameen Mining Division in British Columbia. In consideration, the Company has paid $15,000 and will pay an additional $15,000 on the first anniversary date (paid). The Company has also issued 150,000 common shares and will issue an additional 150,000 common shares on the first anniversary date (issued). The claims are subject to a 2% NSR and the Company has the right to purchase the NSR by paying $900,000 for each 1% NSR.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
For the quarter ended October 31, 2007
(Unaudited – Prepared by Management)

3.	MINERAL INTERESTS (Continued)

(o)	Wild Steer, USA

During the year ended July 31, 2007, the Company received TSX approval on an option to buy a 100% interest in 31 uranium claims in Colorado. Consideration for the option by the Company is as follows:

(i)	US $20,000 (paid) and 100,000 common shares (issued);

(ii)	US $20,000 (paid) and at the election of the optionee either US $100,000 or 100,000 common shares within one year of approval (issued);

(iii)	US $40,000 and at the election of the optionee either US $200,000 or the issuance of 200,000 common shares within two years of approval; and

(iv)	The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

(p)	Eula Belle/King, USA

During the year ended July 31, 2007, the Company received TSX approval to acquire an option on 303 uranium and vanadium claims in Montrose County, Colorado. In consideration, the 53-claim block known as the Eula Belle project is as follows:

(i)	US $20,000 (paid) and 100,000 common shares upon TSX approval (issued);

(ii)	US $20,000 (paid) and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval (issued); and

(iii)	The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $250,000 for each 1% NSR.

In addition, the consideration of 250 claims known as the King project is as follows:

(i)	US $20,000 (paid) and 100,000 common shares upon TSX approval (issued);

(ii)	US $20,000 (paid) and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval (issued); and

(iii)	The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $250,000 for each 1% NSR.

(q)	Tomcat, USA

During the year ended July 31, 2007, the Company has entered into an option agreement to acquire a 100% interest in 81 mineral clams known as the Tomcat claims, located in San Miguel County, Colorado, USA. Consideration for the option by the Company is as follows:

(i)	US $15,000 (paid) and 60,000 common shares (issued);

(ii)	US $15,000 (paid) and at the election of the Company either US $100,000 or 100,000 common shares (issued) within one year of approval;

(iii)	US $30,000 and at the election of the Company either US $140,000 or the issuance of 140,000 common shares within two years of approval; and

(iv)	The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
For the quarter ended October 31, 2007
(Unaudited – Prepared by Management)

3.	MINERAL INTERESTS (Continued)

(r)	Holly Claims, USA

During the year ended July 31, 2007, the Company acquired a 100% interest in 134 mineral claims located on La Jara Mesa in Cibola County, New Mexico. Consideration for the agreement is as follows:

(i)	Payment of US $26,000 (paid) upon TSX approval;

(ii)	The issuance of 200,000 (issued) shares of the Company upon TSX approval; and

(iii)	The claims are subject to a 2% NSR royalty and the Company has the option to buy back each 1% for $300,000.

(t)	Gunslinger, USA

During the year ended July 31, 2007, the Company acquired 41 uranium/vanadium claims located on Outlaw Mesa in Mesa County, Colorado. Consideration for the agreement is as follows:

(i)	Payment of US $20,000 (paid) upon TSX approval;

(ii)	Payment of US $7,000 in Bureau of Land Management fees (paid);

(iii)	The issuance of 60,000 (issued) shares of the Company upon TSX approval; and

(iv)	The claims are subject to a 2% NSR royalty and the Company has the option to buy back each 1% for $300,000.

(u)	Gunfighter & Lonestar, USA

During the year ended July 31, 2007, the Company acquired 110 uranium claims located in Mesa County, Colorado. Consideration for the agreement is as follows:

(i)	Cash payment of US $55,000 (paid) upon TSX approval;

(ii)	5% gross royalty;

(iii)	Minimum work commitment of US$25,000 for the first three years from the date of lease and US$20,000 advance royalties starting in the fifth year; and

(iv)	The Company’s development partner has agreed to put half of the monies generated through production royalties into exploration of the property for up to ten years.

4.	EQUIPMENT

		October 31, 2007
		Accumulated
	Cost	Amortization	Net
Vehicle	$5,200	$1,111	$4,089
Office furniture and equipment	29,530	25,861	3,669
Computer equipment	14,463	9,575	4,888

	$49,193	$36,547	$12,646

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
For the quarter ended October 31, 2007
(Unaudited – Prepared by Management)

4.	EQUIPMENT (Continued)

		July 31, 2007
		Accumulated
	Cost	Amortization	Net
Vehicle	$5,200	$780	$4,420
Office furniture and equipment	29,530	25,668	3,862
Computer equipment	14,344	9,184	5,160

	$49,074	$35,632	$13,442

5.	DUE TO RELATED PARTY

The amounts due to a shareholder and director do not bear interest, are unsecured and have no specified terms of repayment.

6.	CAPITAL STOCK

(a)	Authorized
Unlimited number of common shares without par value

(b)	Issued

	Shares	Amount

Balance, July 31, 2006	23,245,347	9,272,283

Issued for cash:
- Private placement	9,716,998	3,065,999
- Options	838,500	118,525
- Warrants	3,707,441	946,782
- Agents’ options	8,088	946,782
Shares issued for mineral properties	1,486,000	862,700
Finders fee	-	(317,176)
Shares to return to treasury	-	(317,176)
Fair value of options exercised	-	84,282
Shares issuance cost – flow-through shares	-	(505,000)

Balance, July 31, 2007	38,984,864	15,771,879

Shares issued for mineral properties	450,000	152,500

Balance, October 31, 2007	39,434,864	15,924,379

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
For the quarter ended October 31, 2007
(Unaudited – Prepared by Management)

6.	CAPITAL STOCK (Continued)

	(c)	Stock options

The following summarizes the Company’s stock options activity for the period ended October 31, 2007 and July 31, 2007:

	Period Ended		Year Ended
	October 31, 2007		July 31, 2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price

Outstanding, beginning of period	3,632,500	$0.38	2,206,000	$0.11
Granted	190,000	$0.28	2,685,000	$0.42
Exercised	-	-	(838,500)	$0.15
Cancelled	-	-	(420,000)	$0.47
Outstanding, end of period	3,822,500	$0.38	3,632,500	$0.38

At October 31, 2007, 2,666,250 (July 31, 2007 – 2,124,375) share purchase options were fully vested, and the following share purchase options were outstanding:

		Outstanding					Outstanding
Exercise	Expiry	July 31,			Cancelled		October 31,
Price	Date	2007	Issued	Exercised	/Expired		2007

$0.13	February 16, 2010	5,000	-		- -		5,000
$0.16	March 15, 2010	25,000	-		- -		25,000
$0.12	July 12, 2010	200,000	-		- -		200,000
$0.37	November 1, 2010	350,000	-		- -		350,000
$0.40	February 23, 2011	397,500	-		-	-	397,500
$0.58	March 23, 2011	70,000	-		-	-	70,000
$0.61	April 12, 2011	160,000	-	-		-	160,000
$0.38	August 2, 2011	300,000	-	-	-		300,000
$0.60	August 8, 2011	150,000	-	-	-		150,000
$0.24	August 22, 2011	325,000	-	-	-		325,000
$0.24	December 20, 2011	600,000	-	-	-		600,000
$0.51	February 12, 2012	270,000	-	-	-		270,000
$0.50	March 1, 2012	200,000	-	-	-		200,000
$0.54	June 20, 2012	580,000	-	-	-		580,000
$0.28	September 24, 2012	-	190,000	-	-		190,000
		3,632,500	190,000		-	-	3,822,500

For the period ended October 31, 2007, the Company applied the fair value method in accounting for its stock options granted, and accordingly, stock-based compensation expense of $151,583 (2006 - $162,757) was recognized as an expense.

Within a one-year period, the number of shares issued cannot exceed a specified percentage of issued and outstanding shares for the following optionees:

(i)	To any one optionee, 5%;
(ii)	To any insiders group, 20%;
(iii)	To any consultant, an aggregate of 2%; and
(iv)	To any eligible person who undertakes investor relations activities, 2%.
Vesting of the options is 25% upon TSX approval and 12.5% every quarter thereafter.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
For the quarter ended October 31, 2007
(Unaudited – Prepared by Management)

6.	CAPITAL STOCK (Continued)

	(d)	Warrants

At October 31, 2007, the following warrants were outstanding:

		Number of Shares
	Exercise	October 31
Expiry Date	Price	2007	July 31, 2007

December 30, 2006/2007	$ 0.40 / $ 0.50	162,501	162,501
Feb 15, 2007/2008	$ 0.40 / $ 0.50	986,000	986,000
August 29, 2008	$ 0.55	499,998	499,998
August 29, 2008	$ 0.55	50,000	50,000
September 12, 2008	$ 0.60	700,000	700,000
September 13, 2008	$ 0.55	2,658,390	2,658,390
September 13, 2008	$ 0.60	300,000	300,000
October 3, 2008	$ 0.60	870,100	870,100
April 10, 2009	$ 0.75	1,107,000	1,107,000
April 25, 2009	$ 0.75	1,908,000	1,918,000

		9,241,989	9,251,989

The following summarizes the Company’s warrants activity for the period ended October 31, 2007 and July 31, 2007:

	October 31, 2007		July 31, 2007
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price
Outstanding, beginning of period	9,251,989	$0.40 - $0.75	4,461,832	$0.15 - $0.40
Granted	-	-	8,647,598	$0.55 - $0.75
Exercised	-	-	(1,647,500)	$0.25 - $0.60
Expired	(10,000)	$0.75	(350,000)	$0.15

Outstanding, end of period	9,241,989	$0.40 - $0.75	9,251,989	$0.40 - $0.75

(e)	Contributed surplus

Contributed surplus represents accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

	October 31	July 31
	2007	2007

Balance, beginning of period	$987,142	$297,506
Fair value of stock-based compensation	151,583	780,672
Fair value of stock options exercised	-	(91,036)

Balance, end of period	$1,138,725	$987,142

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
For the quarter ended October 31, 2007
(Unaudited – Prepared by Management)

7.	RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties:

	(a)	Consulting fees includes $12,000 (2006 - $28,952) charged by an officer and director, management fee includes $39,000 (2006 - $25,500) charged by an officer and director, and $18,691 (2006 - $19,889) charged by directors for geological consulting; and

	(b)	During the period officers and directors exercised Nil (2006 - 557,500) options for proceeds of $Nil (2006 - $72,100) and Nil (2006 - 30,000) warrants for proceeds of $Nil (2006 - $4,500).

	(c)	During the period ended October 31, 2006, a director participated in a private placement and was issued 10,000 units for proceeds of $4,800.